Bank of America Merrill Lynch

135 S. LaSalle Street Suite 1625
Chicago, IL 60603-4159
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	15-Feb-11

Administrator:

Ariel Litvin 312.992.5375
ariel.litvin@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	SAT00104
Monthly Data	
File Name:	SAT00104_201009_3.ZIP

Closing Date:	5-Jun-01
First Payment Date:	1-Sep-01

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	15-Feb-11

WAC: 55.500000%
WAMM: 15

Grantor Trust

Class	Original Face Value (1)	Opening Balance	Principal Payment	Principal Adj. or Loss	Negative Amortization	Closing Balance	Interest Payment (2)	Interest Adjustment	Pass-Through Rate
CUSIP		Factor per $ 1	Factor per $ 1	Factor per $ 1	Factor per $ 1	Factor per $ 1	Factor per $ 1	Factor per $ 1	Next Rate(3)
UNIT	27,546,000.00	15,393,525.00	0.00	0.00	0.00	15,393,525.00	711,950.53	0.00	9.2500000000%
80409T204		0.558829776	0.000000000	0.000000000	0.000000000	0.558829776	0.025845877	0.000000000	Fixed
Total	27,546,000.00	15,393,525.00	0.00	0.00	0.00	15,393,525.00	711,950.53	0.00	

Total P&I Payment	711,950.53

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	15-Feb-11

Other Related Information

Swap Information

Swap Receipents	Swap Amount Received	Next Swap Rate
None	0.00	0.00%

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	15-Feb-11

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	15-Feb-11

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	711,950.53
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	711,950.53
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	711,950.53
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	711,950.53

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	711,950.53
Remittance P&I Due Certs	711,950.53

Pool Balance Summary

	Balance	Count
Beginning Pool	15,393,525.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	15,393,525.00	1

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	15-Feb-11

Bond Interest Reconciliation

Class	Accrual Method	Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deductions Deferred & Accretion Interest	Deductions Interest Loss/Exp	Additions Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Additions Prepay-ment Penalties	Additions Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
UNIT	30/360	180	9.2500000000%	711,950.53	0.00	0.00	0.00	0.00	0.00	0.00	0.00	711,950.53	711,950.53	0.00	0.00	0.00%	0.00%
				711,950.53	0.00	0.00	0.00	0.00	0.00	0.00	0.00	711,950.53	711,950.53	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.
(2) Accrued - Deductions + Additions Interest
(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.
(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	15-Feb-11

Bond/Collateral Realized Loss Reconciliation

Prospectus ID	Period	Beginning Balance of the Loan at Liquidation	Aggregate Realized Loss on Loans	Prior Realized Loss Applied to Certificates	Amounts Covered by Overcollateralization and other Credit	Interest (Shortages)/ Excesses applied to Realized Losses	Modification Adjustments/Appraisal Reduction Adjustment	Additional (Recoveries)/ Expenses applied to Realized Losses	Current Realized Loss Applied to Certificates*	Recoveries of Realized Losses paid as Cash	(Recoveries)/ Realized Loss Applied to Certificate Interest
				A	B	C	D	E			

Cumulative

*In the Initial Period the Current Realized Loss Applied to Certificates will equal Aggregate Realized Loss on Loans - B - C - D + E instead of A - C - D + E

Description of Fields

A	Prior Realized Loss Applied to Certificates
B	Reduction to Realized Loss applied to bonds (could represent OC, insurance policies, reserve accounts, etc)
C	Amounts classified by the Master as interest adjustments from general collections on a loan with a Realized Loss
D	Adjustments that are based on principal haircut or future interest foregone due to modification
E	Realized Loss Adjustments, Supplemental Recoveries or Expenses on a previously liquidated loan

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	15-Feb-11

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)				
		Fitch	Moody's	S&P	Fitch	Moody's		S&P	
UNIT	80409T204		Baa3	BBB		Baa2	7/16/10	BBB-	8/3/05

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to Bank of America within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, Bank of America recommends that investors obtain current rating information directly from the rating agency.